July 20, 2018

Elen Katz
Chairman and Chief Executive Officer
Rail Vision Ltd.
15 Ha'Tidhar Street
Ra'anana, 4366517 Israel

       Re: Rail Vision Ltd.
           Draft Registration Statement on Form F-1
           Submitted June 25, 2018
           CIK No. 1743905

Dear Mr. Katz:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 DRS submitted June 25, 2018

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that
 Elen Katz
FirstName LastNameElen Katz
Rail Vision Ltd.
Comapany NameRail Vision Ltd.
July 20, 2018
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         we may have comments after reviewing the materials.
The Offering, page 3

3. Please reconcile your disclosure here and on page 14 that you have not determined the amount of net proceeds to be used for the purposes described, with your bullets here and on page 19 that you will disclose the approximate amount of proceeds that you expect use for each specified purpose. In addition, consistent with your disclosure on page 19, please discuss here that the net proceeds will be reduced as a result your agreement with Israel
         Railways and disclose the additional payment to your CEO in conjunction with this offering. Refer to Item 4 of Form F-1 and Item 3.C of Form 20-F.
Risk Factors, page 5

4. We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please discuss any related risks that are material. We expect that we will need to raise substantial additional capital, page 6

5. Please quantify the amount of additional funds you expect to require to commercialize your products. Similarly, please update your disclosure on page 33 that you require significant additional development resources and time to provide some context into the amount of funds and time needed.
Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel, page 16

6. Consistent with your disclosure on page 59, please include a risk factor that restrictions and requirements for payment under the Innovation Law, or any other such regulation, may impair your ability to sell your technology outside of Israel, or to outsource manufacturing or otherwise transfer your know-how outside Israel.
Use of Proceeds, page 19

7. Please briefly explain what it means that you expect to build long-term global channels infrastructure.
Business, page 30

8. Please include a brief discussion of your expected relationship with your controlling shareholder Foresight Autonomous Holdings Ltd. after the offering. Please also briefly summarize the potential conflicts of interest associated with having a controlling shareholder.
Management, page 36

9. We note that your website identifies Mr. Itschak Shrem as a director of your company but do not see him listed in the table here. We also note that your disclosure on page 53 refers
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Rail Vision Ltd.
July 20, 2018
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         to him as a former director. Please update the table and briefly discuss his business background if he remains a director as indicated by your website. Please also confirm that you have provided the information with respect to any employees such as scientists or designers upon whose work you are dependent. Refer to Item 4 of Form F-1 and Item 6.A of Form 20-F.
Description of Share Capital, page 54

10. Please reconcile your disclosure here that there were 124,074 Ordinary Shares issued and outstanding as of June 22, 2018, with footnote 1 of the beneficial ownership table on page
         52 that indicates there were 161,898 Ordinary Shares issued and outstanding.
Exhibits

11. Please file as exhibits your written employment agreements and service agreements with each of your executive officers as referenced on page 38. Please also file as exhibits your loan agreement with Mr. Shahar Hania and your services agreements with Shrem
         Zilberman Group Ltd and Mr. Guy Gershoni referenced on page 53 or provide your analysis as to why you believe these are not required.
       You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

FirstName LastNameElen Katz
Comapany NameRail Vision Ltd.
                                                               Division of
Corporation Finance
July 20, 2018 Page 3                                           Office of
Transportation and Leisure
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